Exhibit (a)(5)(viii)

Memorandum

To:	CDI Staff Employees

From:	Compensation and Benefits Team

Date:	August 21, 2017

Re:	Company Sale / Employee Compensation, Benefits and Equity Award Matters

As recently announced, CDI Corporation (the “Company”) has entered into an agreement to be acquired by affiliates of AE Industrial Partners, LLC (“AEI”). We expect the sale will close in mid-September, though the process could take longer. We also understand that our announcement has generated many questions regarding how the sale of the Company may potentially affect your employment and benefits. The purpose of this memo is to answer many of those frequently asked questions we receive from employees regarding the sale.

1.	How will the sale affect my employment with the Company?

The Company is being acquired in a stock transaction. Therefore, all employment agreements between the Company and employees remain intact upon completion of the transaction.

During the period before closing and after, we will work with AEI on our post-closing strategy, operating plan, expectations and priorities. Our understanding is that AEI is committed to value creation through growth, both organic and inorganic, and, they will be looking to CDI’s people for both ideas and execution. At this time, we know of no imminent changes for our Company or our people planned by AEI.

As has always been the case, employees of the Company are, and will continue to be, employees at-will following the Company’s sale.

2.	What will happen to my compensation and Company benefits?

AEI recognizes that our people and talent are our Company’s primary assets, and accordingly wants to give our continuing employees confidence in their total compensation and benefits. Accordingly, for the 12-month period following the sale, AEI has agreed to generally provide continuing employees with base hourly wages or base salary and annual cash bonus opportunity that are no less than they had immediately before the sale. AEI has also agreed to maintain substantially similar employee benefits in the aggregate (except for equity compensation, deferred compensation and post-retirement benefits) as currently in effect for a period of 12 months following the sale. However, please note that both the Company and AEI are free to modify the terms and conditions for any employee and/or our benefit plans at any time.

3.	Will the Company or AEI change or terminate our benefit plans?

The Company and AEI, like all employers, continually monitor their benefit plans for market competitiveness and business needs and modify their plans as they deem appropriate. The Company reserves the right to amend or terminate all or any of its employee benefit programs and plans as it may deem necessary or desirable. Should the Company or AEI decide to make any changes to the plans in the future, you will receive the appropriate notification in accordance with applicable law. However, as noted above in Question 2, during the 12-month period following the sale, AEI has agreed to provide Company employees with substantially similar benefits.

4.	Will I retain my prior service credit with the Company for purposes of my benefits?

Yes. We are committed to recognizing your valuable contribution to the Company and therefore your years of service with the Company prior to the sale will continue for purposes of eligibility, vesting and benefit levels under the applicable Company or AEI benefit plans (with the exception of equity compensation, deferred compensation and post-retirement benefits). In addition, if you are entitled to paid time off, you will remain entitled to the same paid time off that you accrued and did not use prior to the sale.

5.	Will I still be eligible for Company Severance?

Yes. If you are currently eligible for or become eligible for severance benefits within the 12-month period following the sale, you will be provided with severance benefits that are comparable (and no less favorable) in the aggregate, than the severance benefits you were entitled to receive immediately prior to the sale.

6.	Will I still be able to participate in the Company 401(k) Plan?

Yes. Your 401 (k) salary deferrals will continue in accordance with your elections under the 401(k) Plan. In addition, any matching contributions or other Company contributions to which you are entitled under the terms of the 401(k) Plan will continue to be credited to your Plan account. However, as the Company will become privately held, Company stock will no longer be an investment option under the 401(k) Plan.

7.	What will happen to my Company Stock in the 401(k) Plan?

AEI is commencing a tender offer to purchase all of the shares of Company stock for $8.25 per share in cash. If you elect to tender your shares, the 401(k) Plan Trustee will sell the shares of Company stock in your 401(k) Plan account. The cash received on the sale of your Company stock will be allocated to your 401(k) Plan account and initially invested in the default fund under the 401(k) Plan (currently the Great-West Conservative Lifetime Trust target date retirement funds). Additionally, if you currently have an investment election to invest future deferrals of compensation in Company stock, if you do not change that election by the time the sale of the Company is completed, those future compensation deferrals that otherwise would have been invested in Company stock instead will be invested in the default fund under the 401(k) Plan until you elect a different investment alternative. You may change your investment directions at any time by logging on to participant.empower-retirement.com or by calling 1-888-411-4051 to speak with an Empower representative.

If you chose to not tender your shares, they will be treated like all other shares of Company stock in the sale (which generally means that they will receive the per share transaction consideration paid for non-tendering shares ($8.25), subject to the exercise of appraisal rights). More information about non-tendered shares will be provided soon.

8.	What will happen to the Company Deferred Compensation Plan?

The sale of the Company to AEI will be considered a “Change in Control” under the terms of the Deferred Compensation Plan. This means that the value of your Plan account (determined as of the sale date) will be distributed to you as soon as practicable following the sale, regardless of your distribution elections. In addition, the Deferred Compensation Plan is being frozen so that you will not be permitted to defer compensation earned in 2018 or thereafter. However, under Federal tax rules, your deferral election must remain in place for the remainder of 2017, including any potential bonus earned in 2017. AEI may decide to terminate the Deferred Compensation Plan in the future, at which time the balance of your Plan account will be distributed and your elections will be canceled.

9.	I have a guaranteed bonus payment, payable in March 2018. Will the sale affect this payment?

All guaranteed bonus payments will continue to be honored following the sale.

10.	What will happen to my Time-Vested Deferred Stock (“TVDS”) awards?

All TVDS awards that are outstanding at the closing of the sale of the Company will be canceled and converted into the right to receive the Offer Price in the sale of $8.25 for each share of Company stock underlying the award (the “TVDS Payment”). If your TVDS award is vested at the time of the sale of the Company, you will receive the TVDS Payment due with respect to such vested award (less all applicable tax withholdings and deductions) within 3 business days after the sale. If your TVDS award is not vested at the time of the sale of the Company, you will receive the applicable TVDS Payment if and when the TVDS award would have become vested in accordance with its original terms. In such case, the TVDS Payment will be made (less all applicable tax withholdings and deductions) within 3 business days after the applicable vesting date.

11.	What happens to my Company Stock Options and Stock Appreciation Rights?

All stock options and stock appreciation rights granted by the Company that are not exercised before the sale of the Company will be terminated upon the closing of the sale without payment.    While you are free to exercise your vested stock options and stock appreciation rights prior to the sale of the Company, all outstanding stock options and stock appreciation rights have a per share exercise price that is greater than the Offer Price ($8.25). This means that it will cost you more to purchase the underlying shares of Company stock than you should expect to receive for those shares in the sale of the Company.

Notice to Investors

This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of the Company. The solicitation and offer to buy common stock of the Company is only made pursuant to the Offer to Purchase and related materials. Nova Intermediate Parent, LLC and Nova Merger Sub, Inc. filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors are urged to read these materials, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they contain important information, including the terms and conditions of the tender offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents that the Company files with the SEC at the SEC’s website at www.sec.gov, or free of charge from the Company at www.cdicorp.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain requisite regulatory approvals, the tender of a majority of the shares of common stock of the Company on a fully diluted basis and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed by Nova Merger Sub, Inc. and the Solicitation/Recommendation Statement filed by the Company. The Company’s shareholders should not place undue reliance on any forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.